EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Six months ended June 30,	2008
Earnings:
Income from continuing operations before taxes on income	$1,422
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(95)
Fixed charges added to earnings	208
Distributed income of less than 50 percent-owned persons	40
Amortization of capitalized interest:
Consolidated	13
Proportionate share of 50%-owned persons	—

Total earnings	$1,588

Fixed Charges:

Interest expense:
Consolidated	$186
Proportionate share of 50 percent-owned persons	—

$186

Amount representative of the interest factor in rents:
Consolidated	$21
Proportionate share of 50 percent-owned persons	1

$22

Fixed charges added to earnings	$208

Interest capitalized:
Consolidated	$76
Proportionate share of 50 percent-owned persons	1

$77

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$285

Ratio of earnings to fixed charges	5.6